================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 6)


                                  BIOTIME INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


COMMON SHARES, PAR VALUE $.01 PER SHARE                       09066L105
---------------------------------------                ------------------------
   (Title of class of securities)                           (CUSIP number)


                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                          909 Third Avenue, 30th Floor
                            New York, New York 10022
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                                 (212) 350-5100
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 27, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following page(s))
                              (Page 1 of 10 Pages)

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

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 09066L105                                            13D                         Page 2 of 10 Pages
----------------------------------------------------------                --------------------------------------------------------
---------------------- -----------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:  GREENBELT CORP.

                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:  13-3791931
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                          (A) [X]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (B) [_]
---------------------- -----------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- -----------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS:  00
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                              [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------------- -----------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
----------------------------------- -------- -------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER                                                            830,096
              SHARES
----------------------------------- -------- -------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                                              0
             OWNED BY
----------------------------------- -------- -------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                      830,096
            REPORTING
----------------------------------- -------- -------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                         0
---------------------- -----------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                       REPORTING PERSON:                                                                                 830,096
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                              [_]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- -----------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   7.0%
                       8.5%
---------------------- ----------------------------------------------------------- -----------------------------------------------

         14            TYPE OF REPORTING PERSON:                                   CO
---------------------- ----------------------------------------------------------- -----------------------------------------------



                                       2

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 09066L105                                            13D                         Page 3 of 10 Pages
----------------------------------------------------------                --------------------------------------------------------

---------------------- ----------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:  GREENWAY PARTNERS, L.P.

                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:  13-3714238
---------------------- ----------------------------------------------------------------------------------------------------------
                                                                                                                         (A) [X]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (B) [_]
---------------------- ----------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- ----------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS:  WC, OO
---------------------- ----------------------------------------------------------------------------------------------------------
                                                                                                                             [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------------- ----------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
---------------------- ----------------------------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER:                                                          90,750
              SHARES
----------------------------------- -------- ------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                                            0
             OWNED BY
----------------------------------- -------- ------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                    90,750
            REPORTING
----------------------------------- -------- ------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                       0
----------------------------------- -------- ------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                       REPORTING PERSON:                                                                                90,750
---------------------- ----------------------------------------------------------------------------------------------------------
                                                                                                                             [_]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- ----------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                  0.8%
---------------------- ----------------------------------------------------------------------------------------------------------

         14            TYPE OF REPORTING PERSON:                                   PN
---------------------- ----------------------------------------------------------- ----------------------------------------------



                                       3

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 09066L105                                            13D                         Page 4 of 10 Pages
----------------------------------------------------------                --------------------------------------------------------

---------------------- -----------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:  GREENHOUSE PARTNERS, L.P.


                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:  13-3793447
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                          (A) [X]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (B) [_]
---------------------- -----------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- -----------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS:   WC, AF, OO
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                              [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------------- -----------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
---------------------- -----------------------------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER:                                                                 0
              SHARES
----------------------------------- -------- -------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                                          90,750
             OWNED BY
----------------------------------- -------- -------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                            0
            REPORTING
----------------------------------- -------- -------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                     90,750
----------------------------------- -------- -------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                              90,750
                       REPORTING PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                              [-]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- -----------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   0.8%
---------------------- ----------------------------------------------------------- -----------------------------------------------

         14            TYPE OF REPORTING PERSON:                                   PN
---------------------- ----------------------------------------------------------- -----------------------------------------------



                                       4

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 09066L105                                            13D                         Page 5 of 10 Pages
----------------------------------------------------------                --------------------------------------------------------

---------------------- -----------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:  ALFRED D. KINGSLEY

                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                          (A) [X]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (B) [_]
---------------------- -----------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- -----------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS:  PF, AF, OO
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                              [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------------- -----------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
----------------------------------- -------- -------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER:                                                        1,112,311
              SHARES
----------------------------------- -------- -------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                                        920,846
             OWNED BY
----------------------------------- -------- -------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                   1,112,311
            REPORTING
----------------------------------- -------- -------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                   920,846
---------------------- -----------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                       REPORTING PERSON:                                                                               2,033,157
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                              [_]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- -----------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 16.8%
---------------------- ----------------------------------------------------------- -----------------------------------------------

         14            TYPE OF REPORTING PERSON:                                   IN
---------------------- ----------------------------------------------------------- -----------------------------------------------



                                       5

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 09066L105                                            13D                         Page 6 of 10 Pages
----------------------------------------------------------                --------------------------------------------------------

---------------------- -----------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:  GARY K. DUBERSTEIN

                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                          (A) [X]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (B) [_]
---------------------- -----------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- -----------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS:  PF, AF, OO
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                              [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------------- -----------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
----------------------------------- -------- -------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER:                                                           10,895
              SHARES
----------------------------------- -------- -------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                                        920,846
             OWNED BY
----------------------------------- -------- -------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                      10,895
            REPORTING
----------------------------------- -------- -------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                   920,846
---------------------- -----------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                       REPORTING PERSON:                                                                                 931,741
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                              [_]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- -----------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                  7.9%
---------------------- -----------------------------------------------------------------------------------------------------------

         14            TYPE OF REPORTING PERSON:                                   IN
---------------------- ----------------------------------------------------------- -----------------------------------------------


           This Amendment No. 6 ("Amendment No. 6") amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, and Amendment No. 5, dated August 31, 2001 (the "Statement")) relating to the common stock, par value $.01 per share (the "Shares"), of BioTime Inc., a California corporation (the "Company"), filed by and on behalf of Greenbelt Corp. ("Greenbelt"), Greenway Partners, L.P. ("Greenway"), Greenhouse Partners, L.P. ("Greenhouse"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Unless otherwise defined herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The Company issued a warrant to Kingsley (the "March Kingsley Warrant") to acquire 30,000 Shares pursuant to a Warrant Agreement between Kingsley and the Company (the "March Kingsley Warrant Agreement") as partial consideration for making available a loan in the amount of $300,000, by Kingsley to the Company (the "March Loan"). Kingsley made the March Loan available on March 27, 2002 pursuant to the terms of a Revolving Line of Credit Agreement by and between the Company and Kingsley, dated as of such date (the "Revolving Line of Credit Agreement"). Mr. Kingsley made such March Loan available from his personal funds. The Revolving Line of Credit Agreement is annexed hereto as
Exhibit 12 and incorporated herein by reference.

           The source of funds used in the purchases of Shares set forth in Item 5(c) hereof was personal funds of Mr. Kingsley and margin indebtedness from SalomonSmithBarney and UBS/PaineWebber.

           Except as indicated above, the information set forth in the Item 3 of the Statement remains unchanged.

ITEM 4.    PURPOSE OF TRANSACTION

           Pursuant to the March Kingsley Warrant Agreement and under the March Kingsley Warrant, Kingsley may, until March 26, 2007, acquire up to 30,000 Shares at a price per share of $4.00, subject to adjustment as provided therein. The March Kingsley Warrant Agreement is annexed hereto as Exhibit 13 and incorporated herein by reference and a form of the March Kingsley Warrant is annexed as Exhibit A thereto.

           Except as indicated above, the information set forth in the Item 4 of the Statement remains unchanged.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 2,044,052 Shares constituting 16.9% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, (i) such aggregate number includes 155,636 previously reported Greenbelt Warrant Shares, 280,769 previously reported Kingsley Warrant Shares and the 30,000 Shares issuable pursuant to the March Kingsley Warrant (the "March Kingsley Warrant Shares" and, together with the previously reported Warrant Shares, the "March Aggregate Warrant Shares") and (ii) such percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of 12,093,721 Shares outstanding consisting of (a) the 11,627,316 Shares outstanding on March 7, 2002, based upon the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and (b) the 466,405 March Aggregate Warrant Shares. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, the Greenbelt Warrant Shares are deemed outstanding for determining the percentage ownership of Shares by Greenbelt, the direct beneficial owner of the Greenbelt Warrant Shares, and the Kingsley Warrant Shares and March Kingsley Warrant Shares are deemed outstanding for determining the percentage ownership of Shares by Kingsley, the direct beneficial owner of the Kingsley Warrant Shares.

                                                      APPROXIMATE PERCENTAGE
        NAME              NUMBER OF SHARES            OF OUTSTANDING SHARES
        ----              ----------------            ---------------------
      Greenbelt                 830,096                        7.0%
      Greenway                   90,750                        0.8%
      Kingsley                1,112,311                        9.3%
     Duberstein                  10,895                        0.1%

           Greenbelt has direct beneficial ownership of 830,096 Shares including the Greenbelt Warrant Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares, including the Greenbelt Warrant Shares, that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

           Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

           (b) If Greenbelt were to exercise in full the Greenbelt Warrants, which are all presently exercisable, it would then have the sole power to vote or direct the vote of 830,096 Shares and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

           Greenway has the sole power to vote or direct the vote of 90,750 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

           If Mr. Kingsley were to exercise in full the Kingsley Warrant, the August Kingsley Warrant and the March Kingsley Warrant, which are all presently exercisable, he would have the sole power to vote or direct the vote of 1,112,311 Shares and the sole power to dispose or direct the disposition of such Shares.

           Mr. Duberstein has the sole power to vote or direct the vote of 10,895 Shares and the sole power to dispose or direct the disposition of such Shares.

           (c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit 14 attached hereto, which is incorporated herein by reference.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or March Aggregate Warrant Shares reported in this Statement.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           The March Kingsley Warrant Agreement provides Kingsley with certain rights to require the Company to register both the March Kingsley Warrants and the March Kingsley Warrant Shares under the Securities and Exchange Act of 1933, as amended.

           Except as indicated above, the information set forth in the Item 6 of the Statement remains unchanged.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           The following Exhibits are filed herewith:

                           DESCRIPTION
                           -----------

                  12. Revolving Line of Credit Agreement by and between BioTime, Inc. and Alfred D. Kingsley, dated as of March 27, 2002.

                  13. March Kingsley Warrant Agreement, dated as of March 27, 2002, between BioTime, Inc. and Alfred D. Kingsley.

                  14. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: April 1, 2002


                               GREENHOUSE, L.P.

                               By: /s/Gary K. Duberstein
                                   ------------------------------------------
                                   Gary K. Duberstein,
                                   General Partner


                               GREENWAY PARTNERS, L.P.

                               By: Greenhouse Partners, L.P.,
                                   its general partner

                                   By: /s/Gary K. Duberstein
                                       --------------------------------------
                                       Gary K. Duberstein,
                                       General Partner


                               GREENBELT CORP.

                               By: /s/Alfred D. Kingsley
                                   ------------------------------------------
                                   Alfred D. Kingsley,
                                   President


                               /s/Alfred D. Kingsley
                               ----------------------------------------------
                               Alfred D. Kingsley


                               /s/Gary K. Duberstein
                               ----------------------------------------------
                               Gary K. Duberstein

                                  EXHIBIT INDEX


                                          DESCRIPTION
                                          -----------

         12. Revolving Line of Credit Agreement by and between BioTime, Inc. and Alfred D. Kingsley, dated as of March 27, 2002.

         13. March Kingsley Warrant Agreement, dated as of March 27, 2002, between BioTime, Inc. and Alfred D. Kingsley.

         14. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.